August 22, 2005
Mr. Michael Fay
Branch Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 03-05
Washington, D.C. 20549

Re:	O’Charley’s Inc.
Form 10-K for the year ended December 26, 2004
File No. 000-18629
Filed March 28, 2005
Dear Mr. Fay:
     On behalf of O’Charley’s Inc. (the “Company”), and in response to the staff’s comments contained in your letter dated August 11, 2005 (the “Follow-Up Letter”), I submit this letter containing the Company’s responses to the Follow-Up Letter. The Company’s responses to the Follow-Up Letter correspond to the numbered comments in the Follow-Up Letter
Form 10-K for the year ended December 26, 2004
1.	We note your response to prior comments 6-8. In this regard, FAS 5 indicates that companies should accrue for contingencies that are probable and reasonably estimable. If a potential loss is not reasonably estimable, but a material loss is reasonably possible, then management should disclose the nature of the contingency and an estimate of the possible loss or range of loss. In our view, vague or overly broad disclosures that simply reference general risks or litigation are not sufficient for an investor to understand the specific types of contingencies that management is evaluating. As such, management should make every effort to provide investors with an estimate of the possible loss or range of loss for the Hepatitis A litigation in future filings. For additional guidance regarding contingencies, refer to the December 6, 2004 SEC staff speech delivered by Scott Taub at the 2004 AICPA National Conference on Current SEC and PCAOB Developments.
RESPONSE: On August 19, 2005 the Company filed its Form 10-Q for the second quarter of its 2005 fiscal year. The Company believes that the disclosures

Mr. Michael Fay
Branch Chief Accountant
Securities and Exchange Commission
August 22, 2005

relating to the Hepatitis A litigation contained in that filing are consistent with the staff’s comments.
Please do not hesitate to contact me if you have any questions or further comments.
Sincerely,

Lawrence E. Hyatt
Chief Financial Officer